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Exhibit 12.1

CONCENTRA OPERATING CORPORATION
Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Years Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$(17,512)	$(2,360)	$(14,650)	$1,026	$49,503	$9,768	$14,092
Less: Equity in earnings of unconsolidated subsidiaries net of related distributions	(474)	(1,210)	(3,015)	(850)	2,805	593	817
Fixed charges	46,796	80,160	80,175	79,266	71,397	18,330	17,868

Total earnings(1)	$28,810	$76,590	$62,510	$79,442	$123,705	$28,691	$32,777

Fixed Charges:
Interest expense	$35,779	$68,932	$67,250	$63,981	$56,632	$14,588	$14,038
Interest portion of rent expense	11,017	11,228	12,925	15,285	14,765	3,742	3,830

Total fixed charges	$46,796	$80,160	$80,175	$79,266	$71,397	$18,330	$17,868

Ratio of earnings to fixed charges	N/A	N/A	N/A	1.0x	1.7x	1.6x	1.8x

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings include income from continuing operations before income taxes adjusted for fixed charges and equity in earnings of unconsolidated subsidiaries and related distributions. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and 33% of expenses, which we estimate as the interest component of such rentals.

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  Exhibit 12.1
CONCENTRA OPERATING CORPORATION Computation of Ratio of Earnings to Fixed Charges (Unaudited)